

August 16, 2012

Via Email
Huitian Tang
Chief Executive Officer
China BCT Pharmacy Group, Inc.
No. 102 Chengzhan Road
Liuzhou City, Guangxi Province
P.R.C. 54007

> **Re:** **China BCT Pharmacy Group, Inc.**
> **Post-effective amendment to Form S-1**
> **Filed June 12, 2012**
> **File No. 333-165161**
> **Amendment No. 3 to Form 10-K for Fiscal Year Ended**
> **December 31, 2011**
> **Filed June 12, 2012**
> **File No. 333-145620**
> **Supplemental response letter**
> **Dated July 23, 2012**

Dear Mr. Tang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

1. You state that accounts receivable turnover increased from 121 days to 170 days in 2011 due primarily to the longer payment cycle of hospitals and community centers in the PRC. You also disclose that you offset the accounts receivable and accounts payable of your distributors. What percentage of your accounts receivable is subject to offset? You indicated in your response to our prior comment 2 under the "Accuracy/Detail" subheading that you were unable to segregate your receivables by customer, so please tell

us how you are able to determine the balance of an individual distributor's accounts receivable for purposes of offset. For the non-hospital distributor accounts that have not been offset, please explain to us the reasons for the delay in collections.

Please note that this comment supplements, and is in addition to, the comment contained in our letter dated August 7, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director